
DANIEL
ELIJAH
ALEXANDER
AS
KING
NEBUCHADNEZZAR

Make a reservation in Daniel Film LLC

With gratitude and excitement,

The Kooman Brothers

Daniel Film LLC

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Daniel Film LLC is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.